RESUME
KEVIN W. KECK MD, MS

C Suite executive with extensive experience creating business success in diverse settings.

December 2016 – present
- President JJ Pfister Distilling Company
- Led company from concept to full operations
- Led design and construction of distilled spirits plant
- Company producing award winning spirits
- Added hand sanitizer and whiskey production 2020
- Financial success during Covid-19 pandemic
- Full time at present

Feb 2015- August 2019
- Chief Medical Officer Scio Health Analytics and EXL Services.
- Managed solutions from Big Data analytics
- Client solutioning with health plans, integrated delivery systems, and pharma, all organizations with multibillion dollar revenues
- Created innovative client solutions

Sept 2010 – Jan 2015
- Palliative care staff physician, The Permanente Medical Group, Roseville and Sacramento.
- Emergency Department, fast track, staff physician, The Permanente Medical Group, Sacramento and Roseville.
- Added Board Certification in Hospice and Palliative Care Medicine
- Clinical Consultant Scio Health Analytics

January 1999- August 2010   Chief Medical Officer, Providence Medical Group and Providence Health Plans

- Successful turnaround poorly performing medical group by creating market pay for market work

- Successful turnaround poorly performing health plan preventing divestiture
- Created large chronic condition management program and provided medical director support
- State of Oregon changed contracts to PHP for school teachers and employees due to outstanding population health results
- Wrote benefit design for value based benefits for Oregon market
- Provided medical director decision making with Medicare Advantage and commercial products regarding medical benefits including hospice
- Charity clinics with Wallace Medical Concern and Multnomah County on routine periodic basis, same day care

September 1996-December 1998 MedPartners, Medical Director of Northern California

- Physician executive activities with MedPartners, Northern California Region
- Learning laboratory of how poor management creates failure
- Successful turnaround Eaton Clinic creating rolling 4 month average physician incentive
- Company divested all physician management activities

March 1982- Sept 1996 The Permanente Medical Group, Sacramento

- Physician executive leading Department of Medicine 10 years
- Successful turnaround of 100 physician group with 17% savings first year
- Created open access for members seeking PCP and subspecialty care using existing resources and an engineering solution
- Started culture of innovation to improve quality and reduce cost
- Staff Physician

August 1979-March 1982 Staff Physician, Woodland Clinic Medical Group, Woodland, CA
- primary care practice, all fee for service

Education and Training:

- 2004 Diversity Training, Providence Health System
- Promoted to Clinical Professor of Medicine, U.C. Davis

- 1989 Certificate program, Advanced Management, jointly presented by U.C. Berkeley School of Business and Kaiser Permanente
- 1977-1979 Internal Medicine Residency, U.C. Davis, Sacramento
- 1975-1977 Pediatric Residency, Children's Hospital, Los Angeles
- AOA, honor medical society
- 1971-1975 Medical School, U.C. Davis, M. D. degree
- 1970-1971 Graduate School, U.C. Berkeley, M.S. Engineering
- Tau Beta Pi honor engineering society
- 1966-1970 Undergraduate, U.C. Davis, B.S. Civil Engineering

Publications:

1. Linden, A., Roberts, N., Keck, K., (2003) The Complete "How To" Guide for Selecting a Disease Management Vendor   Disease Management 6(1) pp 21-26.

2. Keck, K., (2001) Physician Group Practice Turnaround - Focus on Physician Behavior. MGM Journal 48(3) pp24-28. This article awarded Edward B Stevens Article of the Year by MGMA.

3. Keck, K., McCauley, E., Haley, D., (2001) In the Service of Patients: Open Access for Primary and Subspecialty Care. Group Practice Journal. 50(2) pp 32-36

4. McCauley, E., Haley, D., Keck, K., (2001) Service Culture: The Pathway to High Quality Front Office Operations. Group Practice Journal 50(7) pp32-36

5. Keck, K., (2001) Shaping Physician Satisfaction Click 8/01/01. Online journal of ACPE at www.acpe.org.